                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                         Aquila Biopharmaceuticals, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    03839F107
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               Page 1 of 13 pages

CUSIP NO. 03839F107

1.   Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         Marcus Schloss & Co., Inc.
         TP # 13-5676531

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                                 (a)  [  ]
                                                                 (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

         New York

                  5.   Sole Voting Power
  Number of                 None
    Shares
Beneficially      6.   Shared Voting Power
  Owned by                  None
    Each
 Reporting        7.   Sole Dispositive Power
   Person                   None
    With:
                  8.   Shared Dispositive Power
                            None

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person
                            None

10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)
                                                                      [  ]

11.  Percent of Class Represented by Amount in Row (9)

                             0%

12.  Type of Reporting Person (See Instructions)

                             BD

                               Page 2 of 13 pages

CUSIP NO. 03839F107

1.   Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         Douglas Schloss

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                                 (a)  [  ]
                                                                 (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

         U.S.A.

                  5.   Sole Voting Power
  Number of                 None
    Shares
Beneficially      6.   Shared Voting Power
  Owned by                  None
    Each
 Reporting        7.   Sole Dispositive Power
   Person                   None
    With:
                  8.   Shared Dispositive Power
                            None

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person
                            None

10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)
                                                                      [  ]

11.  Percent of Class Represented by Amount in Row (9)

                             0%

12.  Type of Reporting Person (See Instructions)

                             IN

                               Page 3 of 13 pages

CUSIP NO. 03839F107

1.   Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

         Richard Perry Schloss

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                                 (a)  [  ]
                                                                 (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

         U.S.A.

                  5.   Sole Voting Power
  Number of                 None
    Shares
Beneficially      6.   Shared Voting Power
  Owned by                  None
    Each
 Reporting        7.   Sole Dispositive Power
   Person                   None
    With:
                  8.   Shared Dispositive Power
                            None

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person
                            None

10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)
                                                                      [  ]

11.  Percent of Class Represented by Amount in Row (9)

                             0%

12.  Type of Reporting Person (See Instructions)

                             IN

                               Page 4 of 13 pages

     All information regarding Common Stock ownership in this Amendment No. 3 to
     Schedule 13G is provided as of December 31, 2000.

                               Page 5 of 13 pages

         The Statement on Schedule 13G, dated February 11, 1998, as amended by
Amendments Nos. 1, 2 and 3, dated May 8, 1998, February 11, 1999 and February
10, 2000, respectively, of Marcus Schloss & Co., Inc., Douglas Schloss and
Richard P. Schloss relating to shares of Common Stock, $.01 par value, of Aquila
Biopharmaceuticals, Inc., a Delaware corporation, is hereby amended to insert the following information in response to the items indicated.

Item 1(a).  Name of Issuer

            Aquila Biopharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

            175 Crossing Boulevard
            Framingham, Massachusetts 01702

Item 2(a).  Names of Persons Filing

            Marcus Schloss & Co., Inc. ("Marcus Schloss"), Douglas Schloss and
Richard P. Schloss. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss.

Item 2(b).  Address of Principal Business Office

            One Whitehall Street
            New York, New York 10004

Item 2(c).  Citizenship

            Marcus Schloss is a New York corporation. Douglas Schloss and
Richard P. Schloss are United States citizens.

Item 2(d).  Title of Class of Securities

            Common Stock

Item 2(e).  CUSIP Number

            03839F107

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13d-1(b) OR
            240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [X]* Broker or dealer registered under Section 15 of the
                      Act (15 U.S.C. 780);

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15
                      U.S.C. 78c);

                               Page 6 of 13 pages

            (c)  [ ]  Insurance company as defined in Section 3(a)(19)of the
                      Act (15 U.S.C. 78c);

            (d)  [ ]  Investment company registered under Section 8 of the
                      Investment Company Act (15 U.S.C. 80a-8);

            (e)  [ ]  An investment adviser in accordance with ss.
                      240.13d-1(b)(l)(ii)(E);

            (f)  [ ]  An employee benefit plan or endowment fund in
                      accordance with ss. 240.13d- 1(b)(1)(ii)(F);

            (g)  [X]* A parent holding company or control person in
                      accordance with ss. 240.13d- 1(b)(ii)(G);

            (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)  [ ]  Group, in accordance with ss. 240.13d- 1(b)(1)(ii)(J).

*    Marcus Schloss is a registered broker-dealer and is filing this statement pursuant to Rule 13d-1(b)(1)(ii)(A). Douglas Schloss and Richard P.
     Schloss are control persons of Marcus Schloss and are filing this statement pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 4.     Ownership

            I. Marcus Schloss & Co., Inc.

               (a) Amount Beneficially Owned: 0 shares

               (b) Percent of Class: 0%

                               Page 7 of 13 pages

               (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: None

                  (ii) shared power to vote or to direct the vote:  None

                 (iii) sole power to dispose or to direct the disposition of:
                       None

                  (iv) shared power to dispose or to direct the disposition of:
                       None

           II. Douglas Schloss

               (a) Amount Beneficially Owned: 0 shares

               (b) Percent of Class: 0%

               (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: None

                  (ii) shared power to vote or to direct the vote:  None

                 (iii) sole power to dispose or to direct the disposition of:
                       None

                  (iv) shared power to dispose or to direct the disposition of:
                       None

          III. Richard P. Schloss

               (a) Amount Beneficially Owned: 0 shares

               (b) Percent of Class: 0%

               (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: None

                               Page 8 of 13 pages

                  (ii) shared power to vote or to direct the vote:  None

                 (iii) sole power to dispose or to direct the disposition of:
                       None

                  (iv) shared power to dispose or to direct the disposition of:
                       None

Item 5.     Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5% of the class of securities, check the following [X].

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person

            Not applicable.

Item 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of
            the Group

            Not applicable.

                               Page 9 of 13 pages

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 10 of 13 pages

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2001

                                            MARCUS SCHLOSS & CO., INC.

                                            By: /s/ Douglas Schloss
                                               Douglas Schloss
                                               Chairman

                                               DOUGLAS SCHLOSS

                                               /s/ Douglas Schloss
                                               Douglas Schloss

                                               RICHARD P. SCHLOSS

                                               /s/ Richard P. Schloss
                                               Richard P. Schloss

                              Page 11 of 13 pages

                                  EXHIBIT INDEX

                                                                           Page

Exhibit A                     Joint Filing Agreement                        13

                               Page 12 of 13 pages